Exhibit 4.43

This Guarantee is dated October 21, 2004 between:

By Converium AG (“Guarantor”) to and in favor of the Insureds (as defined below) of Converium Insurance (UK) Limited (the “Company”)

Preamble

A.	The Company is the direct 100% subsidiary of the Guarantor and is considered by the Guarantor to be wholly integral to the Guarantor’s current group identity and future strategy.

B.	The Company is authorised by the United Kingdom Financial Services Authority to conduct insurance business pursuant to the Financial Services and Markets Act 2000.

C.	The Guarantor has agreed to enter into this Guarantee for the benefit of the Company’s Insureds. This Guarantee is a guarantee of payment, not of collection, and is unconditional, other than as expressly stated herein.

It is agreed as follows:

1.	Interpretation

1.1	In this Guarantee,

“Insured” means the person(s) named in a Policy as being the beneficiary of that Policy and any legal successor of such person who is entitled to become the beneficiary of the Policy in substitution for such person.

“Policy” means a policy, slip or other agreement pursuant to which the Company insures or reinsures any person.

“Rating Agency” means Standard & Poor’s a division of McGraw-Hill Companies of 20 Canada Square, Canary Wharf, London E14 5LH.

2.	Guarantee

The Guarantor hereby undertakes, on and subject to the terms of this Guarantee which shall be governed by article 112 of the Swiss Code of Obligations, that whenever:

a)	(i) the Company does not pay any amount which is due and payable under a Policy to an Insured pursuant to that Policy within 20 days’ after receipt of a written request therefor by the Company; or (ii) in the case the Company refuses, in good faith, to make any such payment as per para. (i) above, such payment is, based on a final judgment or decision of a competent court or administration, adjudicated to be made by the Company to the Insured; or

b)	any payment made by the Company to the Insured pursuant to a Policy is repaid to the Company or its legal representative by the Insured based on a final judgment or decision of a competent court or administration rendered in connection with the Company’s insolvency or bankruptcy the Guarantor shall, on receipt of a notice or demand in writing from the Insured, pay that amount as if the Guarantor instead of the Company were expressed to be the principal obligor.

3.	Term of Guarantee

3.1	Termination. This Guarantee shall continue until terminated by not less than 90 days written notice given to the Company, copied to the Rating Agency and published by the Rating Agency or the Guarantor and shall thereupon be of no further force or effect in respect of any Policies issued or renewed on or after the date of termination.

3.2	Continuation. The termination of this Guarantee in accordance with clause 3.1 shall not affect the Guarantor’s liability in respect of any Policies issued or renewed by the Company prior to the date of such termination, in respect of which Policies this Guarantee is a continuing guarantee and will extend to all sums payable by the Company under those Policies.

4.	No greater Liability

4.1	The Guarantor shall have no greater liability to any Insured than the Company and shall be entitled to rely on all rights of the Company under the terms of the Policy but the Guarantor shall not re-investigate the Insured’s entitlement to payment in circumstances where a payment from the Company has already been determined in compliance with the Company’s claims determination process to be due and payable under the Policy, except where the Company is in administration, liquidation, receivership or subject to some similar form of insolvency arrangement in which a non-connected party is responsible for the management of the Company.

4.2	Under no circumstances shall the Guarantor be liable to make any payment under this Guarantee with respect to any payment under a Policy not due and payable by the Company at the time of a request for payment from the Guarantor.

5.	Subrogation & Recovery

The Guarantor shall be entitled to require the Insured, as a condition precedent of payment, to execute documentation reasonably required by the Guarantor to ensure that the Guarantor has all (i) rights of or akin to subrogation against the Company with respect to the amounts payable or paid by the Guarantor and/or (ii) rights of recovery which would have been available to the Company pursuant to the Policy or any associated documentation in the event that the claim had been paid by the Company but otherwise waives its right to subrogation until the amount due to the relevant Insured is paid in full.

6.	Payment

Subject to and on the terms of this Guarantee, the Guarantor, upon notice or demand in writing from an Insured, clearly identifying (either in that written demand or separately and requiring no particular form of words) the Insured’s intention to rely on its rights as a third party beneficiary under this Guarantee, will promptly remit to the Insured, in cleared funds in the currency required by the terms of the Policy, amounts due for payment by the Company to the Insured, in the circumstances stated in clause 2 and subject to the terms and conditions of this Guarantee.

7.	Waiver of Set Off

All payments owed by the Guarantor under this Guarantee shall be made without set-off or counterclaim.

8.	Gross-Up for Taxation

All payments by the Guarantor under this Guarantee shall be made free and clear of and without deduction for or on account of any present or future taxes or duties of whatever nature imposed on or levied from the Guarantor by or on behalf of any competent authority having power to tax, except to the extent that the Guarantor is required by law or regulation to deduct such taxes or duties. In that event, the Guarantor will pay such additional amounts as will result (after deduction of the taxes or duties) in the payment to the Insured of the amount which would otherwise have been payable to the Insured by the Company.

9.	Representations

The Guarantor represents on the date of this Guarantee and on each date that this Guarantee is outstanding that:

a)	This Guarantee constitutes the legal, valid and binding obligations of the Guarantor;

b)	this Guarantee is within the powers of the Guarantor;

c)	this Guarantee has been duly authorised by the Guarantor;

d)	this Guarantee does not and will not breach any instrument, agreement or undertaking by which the Guarantor or any of its assets is bound and where such breach would have a material adverse effect on its ability to perform its obligations under this Guarantee;

e)	this Guarantee does not and will not violate any applicable law, rule or regulation by which the Guarantor or any of its assets is bound and where such breach would have a material adverse effect on its ability to perform its obligations under this Guarantee;

f)	all consents and authorisations necessary in relation to this Guarantee have been obtained and are in force; and

g)	the Guarantor’s obligations under this Guarantee rank pari-passu with the unsecured debt obligations (other than subordinated obligations, if any, which rank below the Guarantor’s obligations under this Guarantee) of the Guarantor.

10.	Third Party Rights

10.1	Each Insured in respect of whom a Policy is issued during the continuance in force of this Guarantee shall be a beneficiary of this Guarantee for so long as the Company continues to have a liability to such Insured under such Policy.

10.2	The Company is not a beneficiary of this Guarantee.

10.3	No other party other than the Guarantor, Company or Insured has any rights under or in respect of this Guarantee.

11.	Transfers & Succession

11.1	By the Guarantor. The Guarantor may not assign, transfer, novate or dispose of any of, or any interest in, its rights and/or obligations under this Guarantee but this Guarantee shall continue in force and be binding on any successor of the Guarantor.

11.2	By the Company. The Company may not assign, transfer, novate or dispose of any of, or any interest in, its rights and/or obligations under this Guarantee.

11.3	By the Insured. No Insured may assign, transfer, novate or dispose of any of, or any interest in its rights and/or obligations under this Guarantee except that, if the Policy pursuant to which such rights arise expressly permits such transfer and such transfer has been made on or prior to the date on which the Company became liable to make a payment to the Insured under that Policy, the Insured may transfer its rights under this Guarantee to the transferee of the Policy rights.

12.	Amendment

12.1	Amendment. This Guarantee may only be amended by a written instrument signed by the authorised signatories of the Guarantor and the Company, which shall not take effect earlier than the expiry of 90 days from the date on which the Rating Agency receives notice of the amendment.

12.2	No prior effect. No amendment shall have the effect of avoiding, reducing or limiting the rights under this Guarantee of an Insured whose Policy was issued or renewed prior to the date of such amendment.

13.	Notices

13.1	Giving of notices

All notices or other communications under or in connection with this Guarantee shall be in writing and delivered by both (a) either fax or e-mail and (b) by a method of personal, postal or courier delivery which includes the acknowledgement of receipt. Any such notice will be deemed to be received at the earliest business day on which the notice is in fact received during normal business hours in the place of receipt (or if received other than on a business day or in business hours, on the next such business day.)

13.2	Addresses for notices

The address and facsimile number of the Company is:

Converium Insurance (UK) Limited
71 Fenchurch Street
London EC3M 4BS
United Kingdom

Facsimile No:	+44 20 7553 8120
For the attention of:	Chief Executive Officer

The address and facsimile number of the Guarantor is:

Converium AG
General Guisan-Quai 26
P.O. Box
CH-8022 Zurich
Switzerland

Facsimile No:	+41 1 639 9090
For the attention of:	General Legal Counsel

The address and facsimile number of the Rating Agency is:

Standard & Poor’s
20 Canada Square
Canary Wharf
London E14 5LH
U.K.

Facsimile No:	+44 020 7176 7003
For the attention of:	The Standard & Poor’s analyst for Converium

Or such other addresses or facsimile numbers as may be notified by the party named above to the other parties named above by notice given in accordance with the provisions of this clause.

13.3	Notice of Demand

An Insured may make a demand under this Guarantee by giving written notice to the Guarantor and the Company in accordance with the requirements of clause 13.

14	Governing Law and Jurisdiction

14.1	Governing law. This Guarantee is governed by Swiss law.

14.2	Courts. Each of the parties hereto irrevocably agrees for the benefit of the other that the commercial court (Handelsgericht) of the Canton of Zurich, Switzerland, shall have exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Guarantee.

This Guarantee has been entered into on the date stated at the beginning of this Guarantee.

For Converium AG:

/s/ BENJAMIN GENTSCH	/s/ DIRK LOHMANN

Benjamin Gentsch	Dirk Lohmann
Vice-Chairman of the Board of Directors	Chairman of the Board of Directors
& Executive Vice-President	& Chief Executive Officer
Specialty Lines

For Converium Insurance (UK) Limited:

/s/ ALAN GRANT	/s/ MALCOLM NEWMAN

Alan Grant	Malcolm Newman
Chief Executive Officer	Chief Financial Officer